UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 23, 2010
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on November 23, 2010, entitled "PTTEP joins Statoil as partner in Canadian oil sands”.

PTTEP joins Statoil as partner in Canadian oil sands

Statoil (OSE: STL, NYSE: STO) has agreed to sell a 40% interest in its oil sands project in Alberta, Canada (Kai Kos Dehseh) to PTT Exploration and Production (PTTEP) of Thailand.

Pursuant to the transaction, PTTEP has agreed to pay a total of USD 2,280 million for the 40% interest.  Statoil will retain 60% ownership and shall act as the Managing Partner and operator of the project. Production volumes from the partnership will continue to be handled and marketed  by Statoil Canada Ltd.

The effective date of the transaction is 1 January, 2011.  The transaction is subject to customary regulatory approvals in Canada and is expected to close in the first quarter 2011.

“This transaction underlines the quality of our Canadian resources and demonstrates our ability to create value as an oil sands operator,” says Statoil’s Chief Executive Officer, Helge Lund.

“We look forward to forming a strong partnership with PTTEP in the further development of our Canadian oil sands assets. The agreement to farm down from a 100% position to 60% follows other recent transactions designed to optimize the risk and strategic profile of our global portfolio,”Lund continues.

As part of the development of Kai Kos Dehseh, earlier this year, Statoil presented a technology plan aimed at increasing value through enhanced production and reducing carbon emissions and energy use.  Future development of the oil sands leases will proceed in a stepwise manner. Canadian oil sands represent one of the world’s largest oil resources and will play an increasingly important role in the global energy mix.

“PTTEP fully shares our ambitions in relation to efficient and responsible operation and development of our Canadian oil sands assets. Our new partnership is committed to utilizing the best available technology in order to both minimize environmental impact and enhance value as we further develop Kai Kos Dehseh,” says Lund.

Statoil originally entered Kai Kos Dehseh through the acquisition of North American Oil Sands Corporation in 2007.  Since then, Statoil has invested to construct project facilities and related infrastructure at the Leismer project.  The Leismer project is the first phase of the SAGD (Steam Assisted Gravity Drainage) full field development of Kai Kos Dehseh. The project initiated steam injection on 3 September 2010, one month ahead of schedule, and is positioned to move into production phase during the first quarter of 2011.

Established in 1985, PTTEP is Thailand's sole petroleum exploration and production company. PTTEP is one of the top ten publicly listed companies on the Stock Exchange of Thailand with a market capitalization of approximately USD 20 billion and invests in more than 40 E&P projects across 12 countries with a workforce of around 3,000 employees. PTTEP is owned 65% by PTT Public Company Limited (PTT), a fully integrated energy conglomerate in Thailand in which the Government of Thailand holds directly 51% of the shares.

Statoil is an international energy company, headquartered in Norway, with operations in 34 countries. Building on more than 35 years of experience from oil and gas production on the Norwegian continental shelf, Statoil is committed to accommodating the world's energy needs in a responsible manner, applying technology and creating innovative business solutions. Statoil has 20,000 employees worldwide, and is listed on the New York and Oslo stock exchanges. For further information, please visit www.statoil.com.

Conference call
There will be a conference call with CFO Eldar Sætre and EVP for International E&P, Peter Mellbye, on Tuesday 23 November  at 14.30 CET (8.30 EST)
For participation in the conference call please call:
+44 (0)20 7136 2050                                  International dial-in
800 19639                                                   Norway Toll Free
0800 032 4094                                             UK Toll Free
1866 239 0750                                             USA Toll Free
Confirmation Code:   6796241
Participants will have to quote the above code when dialling into the conference

Contacts

Investor relations:

Hilde Merete Nafstad, vice president, investor relations Norway, +47 95 78 39 11

Morten Sven Johannessen, vice president, investor relations North America, +1 203 570 2524 (mobile)

Media:

Bård Glad Pedersen, media relations manager, +47 918 01 791
Ola Morten Aanestad, vice president, media relations, North America,
+1 713 485 2174 (office), or +1 713 498 0585 (mobile)

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 23, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer